UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-5224 CUSIP NUMBER 204409601
(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☒ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Companhia Energética de Minas Gerais—CEMIG
Full Name of Registrant
Former Name if Applicable
Avenida Barbacena, 1200
Address of Principal Executive Office (Street and Number)
30190-131 Belo Horizonte, Minas Gerais, Brazil
City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although the management of Companhia Energética de Minas Gerais—CEMIG (the "Company") has been working diliegently to complete all the required information for its annual report on Form 20-F for the fiscal year ended December 31, 2003 (the "Form 20-F"), and a substantial part of such information has been completed as of this date, management does not believe the Form 20-F can be completed on or before the June 30, 2004 prescribed due date. The Company is currently restructuring the terms of its indebtedness and restructuring and reorganizing its operations to comply with recent Brazilian regulatory requirements and management has had many internal matters on which to focus such that it will not be possible for management to complete the Form 20-F by the June 30, 2004 prescribed due date without unreasonable effort or expense. Management anticipates filing the Form 20-F on or before July 15, 2004.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Luiz Fernando Rolla	(55-31)	3299-3930
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? N/A

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Companhia Energética de Minas Gerais—CEMIG (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2004	By:	/s/ FLÁVIO DECAT DE MOURA
		Name:	Flávio Decat de Moura
		Title:	Chief Financial and Investor Relations Officer